November 9, 2005

VIA FACSIMILE AND EDGAR

Michael Moran, Branch Chief

Donna Di Silvio

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Safeway Inc.
Form 10-K for the Fiscal Year End January 1, 2005 Forms 10-Q for the Quarterly Periods Ended March 26, 2005 and June 18, 2005 File No. 1-00041

Dear Ms. Di Silvio and Mr. Moran:

We are responding to the Staff’s comment letter to Safeway Inc. (the “Company”) received by facsimile on October 13, 2005.

The Staff’s comments are set forth below in italics, followed by our response to the comment.

Form 10-K for the Fiscal Year Ended January 1, 2005

Financial Review, page 20

1.	Please include a discussion of your employee benefit plans comparing actual and expected results. In this regard, please address the material trends and amounts reflected in the financial statements and the variations between the actual results and the results expected based on your significant assumptions such as the actual and expected long-term rates of return on plan assets. Also, please discuss your funding obligations including the amounts, timing and effect on future cash flows of the registrant. Please show us what your disclosure will look like in future filings revised.

We will provide the following disclosure in Management’s Discussion and Analysis in future filings:

The determination of Safeway’s obligation and expense for pension benefits is dependent, in part, on the Company’s selection of certain assumptions used by its actuaries in calculating these amounts. These assumptions are disclosed in Note I to the consolidated financial statements and include, among other things, the discount rate, the expected long-term rate of return on plan assets and the rate of compensation increases. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. In accordance with generally accepted accounting principles (“GAAP”), actual results that differ from the actuarial assumptions are accumulated and amortized over future periods and, therefore, affect recognized expense and recorded obligation in such future periods. While Safeway believes its assumptions are appropriate, significant differences in actual results or significant changes in the Company’s assumptions may materially affect Safeway’s pension and other post-retirement obligations and its future expense.

Safeway bases the discount rate on current investment yields on high quality fixed-income investments. The discount rate used to determine 2005 pension expense is 6%. A lower discount rate increases the present value of benefit obligations and increases pension expense. Expected return on pension plan assets is based on historical experience of the Company’s portfolio and the review of projected returns by asset class on broad, publicly traded equity and fixed-income indices, as well as target asset allocation. Safeway’s target asset allocation mix is designed to meet the Company’s long-term pension requirements. For 2004, the Company assumed rate of return was 8.5% on U.S. pension assets and 7.0% on Canadian pension assets. Over the ten-year period ended January 1, 2005, the average rate of return was approximately 12% for U.S. pension assets and 10% for Canadian pension assets.

Sensitivity to changes in the major assumptions for Safeway’s pension plans are as follows (dollars in millions):

		United States				Canada
	Percentage Point Change	Projected Benefit Obligation Decrease (Increase)		Expense Decrease (Increase)		Projected Benefit Obligation Decrease (Increase)		Expense Decrease (Increase)
Expected return on assets	+/-1.0 pt	—		$16.0/	(16.0)	—		$2.0/	(2.0)

Discount rate	+/-1.0 pt	$180.5/	(224.3)	$37.7/	(28.0)	$39.5/	(45.5)	$4.3/	(4.6)

Cash contributions to the Company’s pension plans are expected to total $17.7 million in 2005 and totaled $19.0 million in 2004, $16.0 million in 2003 and $35.6 million in 2002. Safeway expects to fund future contributions to the Company’s pension plans with cash flow from operations.

Results of Operations, page 20

2.	Please provide transparent disclosure of the other charges reflected in your financial statements. We note an adjustment was made to conform the Company’s lease accounting policies to views expressed by the Office of the Chief Accountant of the SEC. Tell us if the lease expense adjustment related to rent holidays was a correction of an error and clearly state this fact or otherwise clarify the nature and basis for the adjustment in future filings.

We will provide the requested disclosure in Management’s Discussion and Analysis in future filings. The following would be the current disclosure that describes the requested information concerning lease accounting adjustments that would be included in Management’s Discussion and Analysis:

On February 7, 2005, the Office of the Chief Accountant of the Securities and Exchange Commission issued a letter to the American Institute of Certified Public Accountants expressing its view regarding certain lease related accounting issues and their application under GAAP. In light of this letter, Safeway determined that its then-current method of accounting for rent holidays was not in accordance with GAAP. Historically, the Company recognized rent expense on a straight-line basis beginning at the first rent payment. The Company now recognizes rent expense on a straight-line basis when it takes possession and control of the property. Safeway recorded a $10.6 million before tax charge in 2004 to correct this error. However, most of the adjustment was accumulated over many years.

3.	Please tell us and revise future filings to state the specific nature of your change in accounting policy for accruing estimated physical inventory losses. Disclose how inventory losses were previously accounted for and determined. Further, please expand your accounting policy in the notes to your financial statements. Expand your policy to clarify whether or not the adjustment is made at the balance sheet date or if estimated inventory shrink adjustments are made to an allowance throughout the year based on actual physical inventories to provide for estimated shortages as of the balance sheet date. Disclose the frequency of the physical inventories. Show us what your disclosure will look like revised.

We will provide the requested disclosure in Management’s Discussion and Analysis in future filings. The following would be the current disclosure that describes the requested information concerning our physical inventory policy that would be included in Management’s Discussion and Analysis:

In 2003, Safeway changed its accounting policy to accrue estimated physical inventory losses that occur between the last physical inventory count and the quarterly or year-end balance sheet date. Previously, Safeway recorded inventory losses only in the period the physical count was performed.

Safeway takes a physical count of perishable inventory in stores every four weeks and nonperishable inventory in stores twice a year on a cycle basis. Distribution centers are counted twice a year on a cycle basis. In order to reflect inventory more accurately on the balance sheet, Safeway decided to accrue an estimated physical inventory loss for the period between the last physical inventory count and the quarterly or year-end balance sheet date. Additionally, Safeway changed its physical inventory loss calculation methodology to reflect more precise data from new financial software installed in 2003. This charge reduced earnings by $71.0 million before tax ($0.10 per diluted share) in 2003. However, most of the adjustment accumulated over many prior years.

We will revise our accounting policy in the notes to financial statements as follows in future filings:

The Company takes a physical count of perishable inventory in stores every four weeks and nonperishable inventory in stores and all distribution centers twice a year. The Company records an inventory shrink adjustment upon physical counts and also provides for estimated inventory shrink adjustments for the period between the last physical inventory and each balance sheet date.

Liquidity and Financial Resources, page 25

4.	Please expand your contractual obligations table in future filings to include estimated interest payments or provide a footnote to the table clearly identifying the excluded amounts such that your cash requirements are transparent.

In future filings, the Company’s contractual obligations table will include interest payments as presented below:

The table below presents significant contractual obligations of the Company at year-end 2004 (in millions):

	2005	2006	2007	2008	2009	Thereafter	Total
Long-term debt(1)	$596.9	$818.7	$785.2	$553.7	$502.2	$2,809.9	$6,066.6
Estimated interest on long-term debt (2)	346.9	307.0	282.6	239.4	210.7	1,423.4	2,810.0
Capital lease obligations(1)	42.8	40.8	41.8	42.5	43.7	485.2	696.8
Interest on capital leases	68.8	64.7	60.6	56.5	52.3	416.9	719.8
Self-insurance liability	142.9	96.2	66.1	46.7	34.5	112.5	498.9
Interest on self-insurance liability	2.2	4.7	5.5	5.5	5.3	41.9	65.1
Operating leases	405.9	396.8	380.9	362.5	328.3	2,778.6	4,653.0
Contracts for purchase of property, equipment and construction of buildings	139.7	—	—	—	—	—	139.7
Contracts for purchase of inventory	486.9	—	—	—	—	—	486.9

(1)	Required principal payments only.
(2)	Excludes payments received or made relating to interest rate swaps as discussed on page 17.

5.	Please provide a separately captioned section discussing your off-balance sheet arrangements as required by Item 303 of Regulation S-K. If you have no such arrangements, please state that fact. Please show us what your disclosure will look like revised.

In future filings, we will provide a separately captioned section discussing the Company’s off-balance sheet arrangements. The following would be the current disclosure that describes the Company’s off-balance sheet arrangements:

Off-Balance Sheet Arrangements:

Guarantees - The Company is party to a variety of contractual agreements under which it may be obligated to indemnify the other party for certain matters. These contracts primarily relate to the Company’s commercial contracts, operating leases and other real estate contracts, trademarks, intellectual property, financial agreements and various other agreements. Under these agreements, the Company may provide certain routine indemnifications relating to representations and warranties (for example ownership of assets, environmental or tax indemnifications) or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined. Historically, Safeway has not made significant payments for these indemnifications. The Company believes that if it were to incur a loss in any of these matters, the loss would not have a material effect on the Company’s financial statements.

Letters of credit - The Company had letters of credit of $79.0 million outstanding at year-end 2004. The letters of credit are maintained primarily to support performance, payment, deposit or surety obligations of the Company. The Company pays commissions ranging from 0.15% to 1.00% on the face amount of the letters of credit.

Interest rate swap agreements - The Company has, from time to time, entered into interest rate swap agreements to change its portfolio mix of fixed and floating-rate debt to more desirable levels. Interest rate swap agreements involve the exchange with a counterparty of fixed and floating-rate interest payments periodically over the life of the agreements without exchange of the underlying notional principal amounts. The differential to be paid or received is recognized over the life of the agreements as an adjustment to interest expense. The Company’s counterparties have been major financial institutions. The Company effectively converted $500 million of its 4.95% fixed-rate debt and $300 million of its 4.125% fixed-rate debt to floating rate debt through interest swap agreements.

Financial Statements

Note M: Segments, page 50

6.	Please tell us what consideration you gave to providing revenue disclosures by product group such as pharmacy, grocery, floral, health and beauty or other categories as deemed appropriate. See paragraph 37 of SFAS 131.

We considered paragraph 37 of SFAS 131. We also looked to the aggregation criteria in paragraph 17 of SFAS 131 in order to determine whether groups of products or services are similar. For example, if a group of products have similar economic characteristics, production processes, and class of customer they may be considered similar for purposes of disclosure under paragraph 37 of SFAS 131.

We view all our product groups as similar because they have similar economic characteristics, procurement processes and are sold to the same group of customers. Changes in gross margins in any particular product group are frequently part of a strategy designed to drive sales in other product groups and are not necessarily indicative of long-term profit potential for that particular product group.

In addition, product group distinctions are often arbitrary and change frequently. Many products are included in different product groups at the same time. For example, sandwich meat, cheese and other related products are each included in our Deli, Grocery and Meat departments. Some over the counter drugs, health and beauty items are included in both our Pharmacy and our General Merchandise / Health and Beauty departments.

After reconsideration of paragraph 37 of SFAS 131, we continue to believe that revenue disclosures by product group are not appropriate.

*******

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (925) 467-3142 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David F. Bond
David F. Bond
Senior Vice President, Finance and Control

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